SUPPLEMENT DATED APRIL 1, 2026 FOR THE
PROSPECTUS DATED MAY 1, 2016
AND NOTICE DOCUMENT DATED MAY 1, 2025 FOR

Symetra True Variable Annuity®

Issued By: Symetra Life Insurance Company

This supplement updates certain information in the prospectuses and Notice Documents for the above referenced variable annuity contracts issued by Symetra Life Insurance Company.

Portfolios Available Under Your Contract:
The following portfolios are only available if you have been continuously invested in them as of April 1, 2026.

•Janus Henderson Enterprise Portfolio - Institutional Shares
•PIMCO StocksPLUS Global Portfolio - Institutional Class
•Royce Capital Fund Micro-Cap Portfolio - Investment Class
•Invesco V.I. Global Real Estate Fund - Series I
•MFS® Variable Insurance Trust - MFS Growth Series – Initial Class